Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-208021) and related Prospectus of TransDigm Group Incorporated for the registration of $450,000,000 aggregate principal amount of its 6.500% Senior Subordinated Notes due 2025 and to the incorporation by reference herein of our reports dated November 13, 2015, with respect to the consolidated financial statements and schedule of TransDigm Group Incorporated, and the effectiveness of internal control over financial reporting of TransDigm Group Incorporated, included in its Annual Report (Form 10-K) for the year ended September 30, 2015, filed with the Securities Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

January 29, 2016